UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-143916

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION SALARIED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION SALARIED SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 – 2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	4

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006	5 – 15

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	16

Form 5500, Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions for the year ended December 31, 2006	17

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and

the Trustee and Participants of the Dominion Salaried Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Dominion Salaried Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Notes 2 and 3 to the financial statements, the 2006 and 2005 financial statements include securities valued at $818,547,300 (44% of net assets) and $750,022,331 (44% of net assets), respectively, whose values have been estimated by the Plan’s management in the absence of readily ascertainable market values. We have examined the procedures used by the Plan’s management in arriving at its estimate of the value of such securities and have inspected underlying documentation, and in the circumstances, we believe that such procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimates and values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

As discussed in Note 2 to the financial statements, the Plan adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans in 2006, and, retrospectively, adjusted the 2005 financial statements for the change.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 28, 2007

DOMINION SALARIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments at Fair Value:
Participant-directed investments	$1,472,247,505	$1,324,974,027
Nonparticipant-directed investments	402,009,818	366,411,734

Total investments	1,874,257,323	1,691,385,761

Receivables:
Accrued investment income	18,592	11,442
Receivables for securities sold	3,354,902	305,912
Participant contributions	1,125,167	1,014,727
Employer contributions	352,991	332,404

Total receivables	4,851,652	1,664,485

Cash	848,283	—

Total assets	1,879,957,258	1,693,050,246

LIABILITIES:
Accrued administrative expenses	1,215,358	928,737
Payables for securities purchased	4,230,977	745,560
Other liabilities	2,077,575	2,163,307

Total liabilities	7,523,910	3,837,604

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,872,433,348	1,689,212,642
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	4,848,528	2,828,090

NET ASSETS AVAILABLE FOR BENEFITS	$1,877,281,876	$1,692,040,732

The accompanying notes are an integral part of the financial statements

DOMINION SALARIED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions:
Participant contributions	$78,203,367
Employer contributions	25,553,171

Total contributions	103,756,538

Investment Income:
Interest	1,629,086
Dividends	26,379,214
Net appreciation in fair value of investments	153,119,381
Income from Master Trust	20,461,027

Net investment income	201,588,708

Total additions	305,345,246

DEDUCTIONS:
Benefits paid to participants	115,981,779
Administrative expenses	1,272,260

Total deductions	117,254,039

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	188,091,207
TRANSFER OF PARTICIPANTS' ASSETS FROM THE PLAN TO OTHER PLANS	(2,850,063)

NET INCREASE IN NET ASSETS	185,241,144
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,692,040,732

End of year	$1,877,281,876

The accompanying notes are an integral part of the financial statements

DOMINION SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the Dominion Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.	General—The Plan is a defined contribution plan covering all salaried employees of the Participating Companies (see Note 1.d.) who are 18 years of age or older. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. Mellon Bank, N.A. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Under the Plan, participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis or up to 20% on an after-tax basis. Highly compensated employees may contribute not less than 2% and not more than 35% of their eligible earnings, of which up to 15% may be on a tax-deferred basis and up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Participating Companies contribute a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6%), not to exceed 3% of the participant’s eligible earnings. For participants who have 20 or more years of service with Dominion or its subsidiaries, the Participating Companies’ matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6%), not to exceed 4% of participant’s eligible earnings.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

d.	Participants—Any subsidiary of Dominion may adopt the Plan for the benefit of its qualified salaried employees subject to approval of the Dominion Board of Directors.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately, and in the Participating Companies’ matching contributions and earnings thereon after three years of service.

f.	Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $277,893 and $204,539, respectively. These accounts are used to reduce future Participating Companies’ contributions. During the year ended December 31, 2006, Participating Companies’ contributions were reduced by $204,539 from forfeited nonvested accounts.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

    Large Cap Growth Fund (RCM Fund)

    Stable Value Fund (Standish Mellon Fund)

•	Common/Collective Trusts:

    Growth Balanced Fund

    Conservative Balanced Fund

    Moderate Balanced Fund

    Large Cap Value Fund

    Wilshire 4500 Index Fund

    Intermediate Bond Fund

    S&P 500 Index Fund

•	Mutual Funds:

    Real Estate Fund

    Small Cap Value Fund

    Small Cap Growth Fund

    International Equity Fund

•

Employer Contributions—Participating Companies’ matching contributions are automatically invested in the Dominion Stock Fund. However, participants may transfer 100% of the value of their company match account into another investment option at any time.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at 1% point above the prime rate of interest. The rate is determined every quarter; however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2006 or 2005.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.	Plan Amendments—Effective January 1, 2005 and July 5, 2005, the Plan incorporated the Dominion Energy New England Union Savings Plan (the NEU Plan) and the Dominion Kewaunee Union Savings Plan (the DKU Plan), respectively, for the purpose of providing the employees covered by both plans with access to and participation in the Dominion Stock Fund. Effective January 1, 2006, account balances of participants covered under the NEU Plan and the DKU Plan which totaled $6,455,103 and $724,565, respectively, were transferred from the Plan to their respective separate plans.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP, requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.	Valuation of Investments

(1)	Dominion Stock Fund—The investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(2)	Mutual Funds—Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(3)	Common/Collective Trusts—Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(4)	Investment in Standish Mellon Fund (Investment Contracts)—The Standish Mellon Fund invests primarily in benefit-responsive guaranteed investment contracts (GICs), which are stated at estimated fair value and then adjusted to contract value. The fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

(5)	Investment in RCM Fund—The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(6)	Loans to Participants—Participant loans are valued at the outstanding loan balances.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation/depreciation.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Prior year balances have been adjusted retrospectively. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

g.	Administrative Expenses—The Plan's expenses are accrued as incurred and are paid by the Plan, as provided by the Plan document.

h.	Payment of Benefits—Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

i.	Transfers—Along with the Plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2006, transfers from other plans were $5,292,357, and transfers to other plans were $8,142,420.

j.	Concentration of Investments—Included in the Plan’s net assets available for benefits at December 31, 2006 and 2005, are investments in Dominion common stock amounting to approximately $644 million and $594 million, respectively, whose value could be subject to change based upon market conditions and company performance.

k.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Dominion Stock Fund, 4,794,965 and 4,741,196 shares, respectively*	$402,009,818	$366,020,307
Dominion Stock Fund, 2,890,355 and 2,949,217 shares, respectively	242,327,385	227,679,604
Interest in Standish Mellon Fund, 20,834,535 and 21,460,001 units, respectively**	393,972,583	390,164,459
S&P 500 Index Fund, 14,330,771 and 15,076,175 units, respectively	169,271,475	153,966,047
Small Cap Value Fund, 7,803,187 units in 2005; and none represented 5% or more of the Plan’s net assets in 2006	—	95,823,133
International Equity Fund, 2,163,836 units in 2006; and none represented 5% or more of the Plan’s assets in 2005	100,748,198	—

*	Nonparticipant-directed
**	The Standish Mellon Fund invests primarily in benefit-responsive GICs, which are stated at estimated fair value.

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Mutual Funds:
Real Estate Fund	$17,837,880
Small Cap Value Fund	10,089,205
Small Cap Growth Fund	5,243,716
International Equity Fund	15,138,608

48,309,409

Dominion Stock Fund	53,230,136
Investments at Estimated Fair Value:
Common/Collective Trust Funds	51,579,836

Net appreciation in fair value of investments	$153,119,381

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and 2005, and for the year ended December 31, 2006, is as follows:

	December 31, 2006	December 31, 2005
ASSETS:
Investments at Fair Value:
Dominion Stock Fund	$402,009,818	$366,020,307
Common/Collective Trusts	—	391,427

Total investments	402,009,818	366,411,734

Receivables	4,251,794	523,865

Total assets	406,261,612	366,935,599

LIABILITIES:
Accrued administrative expenses	29,951	18,832
Payables for securities purchased	1,866,110	460,441
Other liabilities	1,335,288	204,600

Total liabilities	3,231,349	683,873

NET ASSETS	$403,030,263	$366,251,726

Year Ended December 31, 2006
Changes in Net Assets:
Interest	$86,943
Dividends	5,331,339
Net appreciation in fair value of investments	46,122,516
Employer contributions	25,553,171
Benefits paid to participants	(19,744,154)
Administrative expenses	(61,882)
Transfers to participant-directed investments	(17,042,589)
Transfers of participants’ assets to other plans	(3,466,807)

Net change	36,778,537
Beginning of year	366,251,726

End of year	$403,030,263

5.	PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

6.	PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Standish Mellon Fund and the RCM Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A. holds the assets of the Master Trust.

Standish Mellon Fund—As of December 31, 2006 and 2005, the Plan’s interest in the net assets of the Standish Mellon Fund was approximately 63% and 62%, respectively. Investment income and administrative expenses relating to the Standish Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Standish Mellon Fund invests primarily in three types of benefit-responsive GICs described below, which are stated at estimated fair value and then adjusted to contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Guaranteed Investment Contracts—Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

(2)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(3)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy, and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2006	2005
Based on annualized earnings*	4.67%	4.50%
Based on interest rate credited to participants**	4.37%	4.49%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments (and related investment income) in the Standish Mellon Fund:

	December 31, 2006	December 31, 2005
GICs (estimated fair value)	$582,257,192	$606,035,114
Short-term investment fund (estimated fair value)	32,228,526	18,297,536
Registered investment companies (fair value)	1,550,628	7,420,613
Interest receivable	2,277,750	2,205,651
Receivable for securities purchased	2,505,430	—

Total at estimated fair value	620,819,526	633,958,914
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	7,640,280	4,595,223

Total at contract value	$628,459,806	$638,554,137

Investment income for the Standish Mellon Fund is as follows:

Year Ended December 31, 2006
Net Investment Appreciation:
Registered investment companies	$137,658

Interest	27,803,819
Less: Investment expenses	(1,039,782)

Total	$26,901,695

RCM Fund—As of December 31, 2006 and 2005, the Plan’s interest in the net assets of the RCM Fund was approximately 77% and 76%, respectively. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the RCM Fund:

	December 31, 2006	December 31, 2005
Corporate stocks	$62,653,657	$51,918,696
Short-term investment fund (estimated fair value)	1,958,862	2,119,170
Registered investment companies	—	8,066,395
Payables	(207,220)	(59,143)
Receivable for securities purchased	7,570	—

Total	$64,412,869	$62,045,118

Investment income for the RCM Fund is as follows:

Year Ended December 31, 2006
Interest	$86,637
Dividends	518,580
Net investment appreciation	4,123,293

Total	$4,728,510

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on December 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 7,685,320 and 7,690,413 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $442 million and $417 million, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of approximately $22 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2006	December 31, 2005
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$1,877,281,876	$1,692,040,732
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,569,351)	(2,577,765)

Net assets available for benefits per the Form 5500, at fair value	$1,872,712,525	$1,689,462,967

Year Ended December 31, 2006
Statement of Changes in Net Assets Available for Benefits:
Increase in net assets per the financial statements	$185,241,144
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,569,351)

Net income per Form 5500	$180,671,793

10.	SUBSEQUENT EVENT

In December 2006, the Plan approved the following changes to participant investment offerings, effective January 2, 2007: The underlying investments for the Growth Balanced Fund, Conservative Balanced Fund, and Moderate Balanced Fund will be replaced. The Balanced Funds managed by Northern Trust Global Investments will be transferred to the Vanguard Target Retirement Funds managed by The Vanguard Group, Inc.

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issuer	Description of Investment	Cost	Current Value
Dominion Resources, Inc.	Dominion Stock Fund*	$442,199,353	$644,337,203

	Common/Collective Trusts:
Mellon Bank, N.A.	EB Temporary Investment Fund*	2,774,524	2,774,524
Northern Trust Global Investments	Growth Balanced Fund	33,378,145	40,073,139
Northern Trust Global Investments	Conservative Balanced Fund	10,960,731	11,864,556
Northern Trust Global Investments	Moderate Balanced Fund	61,629,451	72,191,138
Victory Capital Management	Large Cap Value Fund	36,375,793	47,438,950
Mellon Bank, N.A.	Wilshire 4500 Index Fund*	41,171,895	53,735,437
Mellon Bank, N.A.	Intermediate Bond Fund*	24,118,979	27,225,499
Mellon Bank, N.A.	S&P 500 Index Fund*	118,359,552	169,271,475

		328,769,070	424,574,718

	Mutual Funds:
Morgan Stanley Investment Management	Real Estate Fund	67,311,740	81,145,848
Laudus Fund Group	Small Cap Value Fund	90,257,766	93,475,338
Vanguard Group	Small Cap Growth Fund	64,674,770	62,773,641
Capital Research & Management Co.	International Equity Fund	77,674,545	100,748,198

		299,918,821	338,143,025

	Loans to Participants (range of interest rates —5.00% - 10.50%)	23,616,138	23,616,138

		$1,094,503,382	$1,430,671,084

*	A party-in-interest as defined by ERISA.

DOMINION SALARIED SAVINGS PLAN

FORM 5500, SCHEDULE H. PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2006

Single Transactions in Excess of Five Percent of Plan Assets

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Par Value	Security Description	Number of Transactions	Cost of Purchases	Proceeds From Sales	Cost of Assets Disposed	Net Gain
1,316,338	Dominion Stock Fund*	219	$100,237,750	$—	$—	$—
1,212,411	Dominion Stock Fund*	338	—	94,431,019	68,183,097	26,247,922
80,945,144	EB Temporary Investment Fund*	159	80,945,144	—	—	—
80,810,075	EB Temporary Investment Fund*	147	—	80,810,075	80,810,075	—

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION SALARIED SAVINGS PLAN
(name of plan)

Date: June 28, 2007	/s/ Anne M. Grier
Anne M. Grier Chair, Dominion Resources Services, Inc. Administrative Benefits Committee